Filing by Nations Funds Trust pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Nations Funds Trust (SEC File No. 811-9645)

NATIONS FUNDS TRUST
One Bank of America Plaza
101 South Tryon Street
Charlotte, North Carolina 28255
Telephone: (800) 321-7854

March 20, 2003

FINANCIAL ADVISORS:

     We are pleased to announce that the Board of Trustees of Nations Funds Trust (the “Trust”) has approved the reorganization of Nations Classic Value Fund (the “Fund”) into Nations Value Fund (the “Acquiring Fund”) (the “Reorganization”). The Board unanimously recommends that Fund shareholders vote to approve the Reorganization.

     Shareholders will vote on the Reorganization at a Special Meeting to be held on July 11, 2003 (the “Meeting”). The Reorganization is expected to close on or about July 18, 2003, when Fund shares would be exchanged for Acquiring Fund shares of equal value.

     The investment objective, principal investment strategies and investment risks of the Fund are similar to those of the Acquiring Fund. The features and services that are available to Fund shareholders today will continue to be available to them as Acquiring Fund shareholders after the Reorganization. However, the Reorganization will result in a change to the adviser/sub-adviser structure for the Fund, and the Fund’s investment approach differs from that of the Acquiring Fund. The Fund has both an investment adviser (Banc of America Capital Management, LLC (“BACAP”)) and an investment sub-adviser (Brandes Investment Partners, LLC (“Brandes”)), whereas the Acquiring Fund is served by a single investment adviser (BACAP). Brandes and BACAP follow different approaches to value-style investing, as described below.

     An important condition to completing the Reorganization is that the Trust receive a tax opinion to the effect that the Reorganization will qualify as a “reorganization” for U.S. federal income tax purposes. As such, the Reorganization will not be taxable for these purposes to the Fund, the Acquiring Fund or their shareholders. When available, the Combined Proxy Statement/Prospectus relating to the Reorganization will describe the tax consequences in more detail.

     Management and the Board have proposed the Reorganization as part of a continuing effort to streamline the offerings of the Nations Funds family. This involves seeking to offer viable funds that can achieve economies of scale, eliminating redundancy, ensuring distinctiveness and reducing performance volatility.

•	Achieving economies of scale and lower expense ratios. The Reorganization will combine the Fund’s assets with those of the Acquiring Fund, resulting in a combined portfolio that is significantly larger than the Fund. Because of economies of scale, the Acquiring Fund is expected to have, for all classes, lower total operating expense ratios than the Fund.

•	Eliminating redundancy and ensuring distinctiveness. Management believes that the nuances in the different investment disciplines employed by the Fund and the Acquiring Fund are not sufficiently distinct to warrant two separate funds. In addition, the Nations Funds family currently offers five domestic equity funds with value-oriented investment styles. All except the Fund have adopted a market capitalization range as part of their investment approach. The absence of market capitalization specificity makes the Fund difficult to use in an asset allocation program, which has been embraced by the Nations Funds distribution channels. Management and the Board believe that reorganizing the Fund into the Acquiring Fund, which already has market capitalization specificity, is preferable to imposing a market capitalization range on the Fund.

FOR INVESTMENT PROFESSIONAL USE ONLY. DO NOT DISTRIBUTE TO THE PUBLIC.

Separately, the Board also has approved the reorganization of Nations LargeCap Value Fund into the Acquiring Fund, both of which focus on large capitalization companies that are believed to be undervalued. This reorganization does not require shareholder approval and is expected to occur at the same time that the Fund is reorganized.

By reorganizing both the Fund and Nations LargeCap Value Fund into the Acquiring Fund, the Nations Funds family will be able to offer investors and investment professionals a clear choice of a single large capitalization, value-oriented, domestic equity fund. These consolidations have the potential to benefit shareholders in the future by further increasing the resulting portfolio’s size, which may allow it to experience additional future benefits that come with increased asset size, such as greater purchasing power and an opportunity for greater diversification among industries and issuers.

•	Reducing performance volatility. The Acquiring Fund has had less volatility than the Fund—that is to say, steadier historical performance results. Management and the Board believe that this is more in keeping with what Nations Funds family shareholders have come to expect. Management and the Board believe that BACAP’s Value Strategies Team (which makes the day-to-day investment decisions for the Acquiring Fund) places greater emphasis than Brandes’s Large Cap Investment Committee (which makes the day-to-day investment decisions for the Fund) on certain analytic tools, including risk management techniques, that have led, and are expected in the future to continue to lead, to less volatility in performance results.

BACAP’s Value Strategies Team makes the day-to-day decisions for the Acquiring Fund. It uses a three prong approach, combining fundamental and quantitative analysis with risk management to identify value opportunities and construct the portfolio. The management team looks at, among other things:

-	mature, fundamentally sound businesses that are believed to be attractively priced due to investor indifference or unpopularity;
-	various measures of relative valuation, including price to cash flow and relative dividend yield. The team believes that companies with lower relative valuation are generally more likely to provide better opportunities for capital appreciation;
-	a company’s current operating margins relative to its historic range; and
-	indicators of potential stock price appreciation. These could take the form of anticipated earnings growth, company restructuring, changes in management, new product opportunities, business model changes, or other anticipated improvements in micro and macroeconomic factors.

Additionally, the management team uses analytical tools to actively monitor the risk profile of the portfolio.

     Shareholders have, or will shortly receive, a prospectus supplement outlining the Reorganization and alerting them to the upcoming Meeting and proxy solicitation. Should you have any questions, please do not hesitate to call (800) 321-7854.

Sincerely,

Nations Funds Trust

BACAP Distributors, LLC and Banc of America Capital Management, LLC are the distributor and investment adviser to Nations Funds, respectively. They and other affiliates of Bank of America provide services to Nations Funds and receive fees for such services. BACAP Distributors, LLC, member NASD, SIPC.

     This communication was preceded by a prospectus for Nations Classic Value Fund and Nations Value Fund.

FOR INVESTMENT PROFESSIONAL USE ONLY. DO NOT DISTRIBUTE TO THE PUBLIC.

THE TRUST EXPECTS TO FILE A REGISTRATION STATEMENT ON FORM N-14 WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) REGARDING THE REORGANIZATION AND THE MEETING. BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO MATTERS TO BE ACTED ON AT THE MEETING, FUND SHAREHOLDERS ARE URGED TO READ THE RELATED COMBINED PROXY STATEMENT/ PROSPECTUS (THE “PROXY/PROSPECTUS”) AND ANY OTHER RELEVANT MATERIALS FILED BY THE TRUST WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THOSE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRUST, THE FUND, THE ACQUIRING FUND AND THE MEETING.

ONCE AVAILABLE, SHAREHOLDERS MAY OBTAIN FREE COPIES OF THE PROXY/PROSPECTUS AND RELATED DOCUMENTS, REQUEST OTHER INFORMATION ABOUT THE FUND AND ACQUIRING FUND AND MAKE SHAREHOLDER INQUIRIES BY CONTACTING THE TRUST: BY TELEPHONE: (800) 653-9427; BY MAIL: NATIONS FUNDS TRUST, ONE BANK OF AMERICA PLAZA, 33RD FLOOR, CHARLOTTE, NC 28255; OR ON THE INTERNET: WWW.NATIONSFUNDS.COM.

INFORMATION ABOUT THE FUND AND THE ACQUIRING FUND, INCLUDING THE PROXY/PROSPECTUS, CAN BE REVIEWED AND COPIED AT THE SEC’S PUBLIC REFERENCE ROOM IN WASHINGTON, D.C. INFORMATION ON THE OPERATION OF THE PUBLIC REFERENCE ROOM MAY BE OBTAINED BY CALLING THE SEC AT (202) 942-8090. THE REPORTS AND OTHER INFORMATION ABOUT THE FUND AND ACQUIRING FUND ARE AVAILABLE ON THE EDGAR DATABASE ON THE SEC’S INTERNET SITE AT HTTP://WWW.SEC.GOV, AND COPIES OF THIS INFORMATION MAY BE OBTAINED, AFTER PAYING A DUPLICATING FEE, BY ELECTRONIC REQUEST AT THE FOLLOWING E-MAIL ADDRESS: PUBLICINFO@SEC.GOV, OR BY WRITING THE SEC’S PUBLIC REFERENCE SECTION, WASHINGTON, D.C. 20549-0102.

FOR INVESTMENT PROFESSIONAL USE ONLY. DO NOT DISTRIBUTE TO THE PUBLIC.